**EXHIBIT 99.2**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Adobe Systems Incorporated (the "Registrant") on Form 10-Q for the period ended August 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Murray J. Demo, the chief financial officer of the Registrant, certify, in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

(1) the Quarterly Report on Form 10-Q of the Registrant, to which this certification is attached as an exhibit (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: October 15, 2002

/s/ MURRAY J. DEMO
_____

Murray J. Demo
*Senior Vice President and Chief Financial Officer*